UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 18th, 2022

Messrs

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Subgerencia de Emisoras

Presente

Messrs

BOLSAS Y MERCADOS ARGENTINOS SA

Sarmiento 299

Ref: Class 9 Negotiable Obligation in portfolio

Partial cancelation

Dear Sirs,

I hereby address you on behalf and as representative of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (“Edenor” and/or the “Company”), in order to inform you that Company has requested Bank of New York Mellon, in its capacity as Trustee, the cancellation of all the Class 9 Negotiable Obligations at a Fixed Rate of 9.75% with Maturity on October 25, 2022, in EDENOR's portfolio, equivalent to v/n US$1,586,000.

Consequently, once the cancellation is obtained, the outstanding amount of said class of Negotiable Obligations will amount to v/n US$ 24.645.000,00.

Yours faithfully,

Silvana E Coria

Market Relations Officer

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: October 18, 2022